Filed pursuant to Rule 424(b)(3)

 Registration No. 333-212654

PROSPECTUS SUPPLEMENT NO. 1

(to post-effective amendment no. 2 to prospectus dated February 28, 2017)

Optex Systems Holdings, Inc.

2,291,900 Class A units consisting of common stock and warrants and 400 Class B units consisting of shares of Series C convertible preferred stock and warrants (and an aggregate of 5,625,500 shares of common stock underlying (i) shares of Series C convertible preferred stock and (ii) warrants)

This prospectus supplement relates to Registration Statements on Form S-1 (File Nos. 333-212654 and 333-213255) declared effective by the Securities and Exchange Commission on or about August 22, 2016 and August 23, 2016 respectively, as amended by that certain Post-Effective Amendment No. 1 on Form S-1 declared effective by the SEC on or about January 17, 2017 and as further amended by that certain Post-Effective Amendment No. 2 on Form S-1 declared effective by the SEC on or about February 28, 2017 the following:

 2,291,900 Class A units consisting of common stock and warrants and 400 Class B units consisting of shares of Series C convertible preferred stock and warrants (and an aggregate of 5,625,500 shares of common stock underlying (i) shares of Series C convertible preferred stock and (ii) warrants)

This prospectus supplement relates to Registration Statements on Form S-1 (File Nos. 333-212654 and 333-213255) declared effective by the Securities and Exchange Commission on or about August 22, 2016 and August 23, 2016 respectively, and does not cover securities beyond those covered by the existing Registration Statement. There are no additional securities being offered under this prospectus supplement – this is merely a document required under the securities laws to update information previously filed in the original prospectus and prior prospectus supplements thereto.

If all of the warrants are exercised for cash, we will receive a total of $6,187,800 in gross proceeds, which we expect to use for general corporate purposes. We cannot assure you that any warrants will be exercised for cash. The selling stockholders may offer and sell the shares covered by the prospectus at prevailing prices quoted on the OTCQB or at privately negotiated prices. The selling stockholders may sell the shares directly or through underwriters, brokers or dealers. The selling stockholders will bear any applicable sales commissions, transfer taxes and similar expenses. We will pay all other expenses incident to the registration of the shares. See “Plan of Distribution” in the prospectus for more information on this topic.

We are filing this prospectus supplement to supplement and amend the information previously included in the prospectus, with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 22, 2017. Accordingly, we have attached our Quarterly Report on Form 10-Q to this prospectus supplement. You should read this prospectus supplement together with the prospectus and any prior prospectus supplements thereto, which is to be delivered with this prospectus supplement.

Our common stock is traded on the OTCQB under the symbol “OPXS.” On February 21, 2017, the last reported sale price of our common stock on the OTCQB was $0.68 per share.

Investing in our securities involves significant risks, including those set forth in the “Risk Factors” section of the prospectus beginning at page 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is March 23, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended January 1, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______to______.

OPTEX SYSTEMS HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-54114	90-0609531
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1420 Presidential Drive, Richardson, TX	75081-2439
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (972) 764-5700

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the issuer was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐	Smaller Reporting Company ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒  No ☐

Indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.

Yes ☐ No ☒

State the number of shares outstanding of each of the issuer’s classes of common equity, as of February 20, 2017: 8,190,101 shares of common stock.

OPTEX SYSTEMS HOLDINGS, INC.

FORM 10-Q

For the period ended January 1, 2017

2

Part 1. Financial Information

Item 1. Consolidated Financial Statements

OPTEX SYSTEMS HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 1, 2017

CONSOLIDATED BALANCE SHEETS AS OF JANUARY 1, 2017 (UNAUDITED) AND OCTOBER 2, 2016	F-1

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED JANUARY 1, 2017 (UNAUDITED) AND THE THREE MONTHS ENDED DECEMBER 27, 2015 (UNAUDITED)	F-2

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED JANUARY 1, 2017 (UNAUDITED) AND FOR THE THREE MONTHS ENDED DECEMBER 27, 2015 (UNAUDITED)	F-3

CONSOLIDATED FINANCIAL STATEMENT FOOTNOTES (UNAUDITED)	F-4

3

Optex Systems Holdings, Inc.

Condensed Consolidated Balance Sheets

	(Thousands, except share and per share data)
	January 1, 2017 (Unaudited)	October 2, 2016

ASSETS

Cash and Cash Equivalents	$2,069	$2,568
Accounts Receivable, Net	1,858	2,095
Net Inventory	6,585	6,214
Prepaid Expenses	75	120

Current Assets	10,587	10,997

Property and Equipment, Net	1,698	1,651

Other Assets
Prepaid Royalties - Long Term	83	90
Security Deposits	23	23

Other Assets	106	113

Total Assets	$12,391	$12,761

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable	$393	$706
Accrued Expenses	992	810
Accrued Warranties	28	28
Customer Advance Deposits	487	559
Credit Facility	300	300

Current Liabilities	2,200	2,403

Warrant Liability	2,688	3,118

Total Liabilities	4,888	5,521

Stockholders' Equity
Preferred Stock Series B ($0.001 par 1,010 authorized, 0 and 994 issued and outstanding, respectively)	-	-
Preferred Stock Series C ($0.001 par 400 authorized, 342 and 360 issued and outstanding, respectively)	-	-
Common Stock – ($0.001 par, 2,000,000,000 authorized, 8,144,302 and 8,266,601 shares issued and outstanding, respectively)	8	8
Additional Paid-in-capital	26,788	26,879
Accumulated Deficit	(19,293)	(19,647)

Stockholders' Equity	7,503	7,240

Total Liabilities and Stockholders' Equity	$12,391	$12,761

The accompanying notes are an integral part of these consolidated financial statements.

F-1

Optex Systems Holdings, Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	(Thousands, except share and per share data)
	Three months ended
	January 1, 2017	December 27, 2015

Revenue	$3,512	$3,213

Cost of Sales	2,740	2,746

Gross Margin	772	467

General and Administrative Expense	844	694

Operating Loss	(72)	(227)

Gain on Change in Fair Value of Warrants	430	-

Interest Expense	(4)	(18)

Other Income (Expense)	426	(18)

Income (Loss) Before Taxes	354	(245)

Deferred Income Taxes (Benefit)	-	-

Net income (loss) applicable to common shareholders	$354	$(245)

Basic income (loss) per share	$0.04	$(0.75)

Weighted Average Common Shares Outstanding - basic	8,175,309	326,122

Diluted income (loss) per share	0.04	(0.75)

Weighted average common shares outstanding - Diluted	9,600,309	326,122

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Optex Systems Holdings, Inc.
Condensed Consolidated Statements of Cash Flows

(Unaudited)

	(Thousands)
	Three months ended
	January 1, 2017	December 27, 2015

Cash flows from operating activities:
Net (income) loss	$354	$(245)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	83	86
(Gain) on change in fair value of warrants	(430)	-
Noncash interest expense	-	(6)
Stock compensation expense	64	24
(Increase) decrease in accounts receivable	82	1,636
(Increase) decrease in inventory	(371)	(150)
(Increase) decrease in prepaid expenses	45	(94)
Increase (decrease) in accounts payable and accrued expenses	(131)	63
Decrease in prepaid royalties - long term	7	7
Increase (decrease) in customer advance deposits	(72)	(99)
Increase (decrease) in accrued estimated loss on contracts	-	-
Total adjustments	(723)	1,467
Net cash (used in) provided by operating activities	(369)	1,222

Cash flows to investing activities
Purchases of property and equipment	(130)	-
Net cash used in investing activities	(130)	-

Cash flows to financing activities
Proceeds to credit facility (net)	-	(500)
Net cash used in financing activities	-	(500)

Net (decrease) increase in cash and cash equivalents	(499)	722
Cash and cash equivalents at beginning of period	2,568	683
Cash and cash equivalents at end of period	$2,069	$1,405

Supplemental cash flow information:
Exchange of common stock for non-trade accounts receivable	$155	$-
Exchange of preferred stock for common stock	90	-
Cash paid for interest	4	24

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Note 1 - Organization and Operations

Concurrent with the filing of the Optex Systems Holdings, Inc.’s Form 10-Q for the three months ending January 1, 2017, Optex Systems Holdings, Inc. (the “Company”) has filed an Amendment No. 1 to its Annual Report on Form 10-K for the year ended October 2, 2016, which was originally filed with the Securities and Exchange Commission on December 23, 2016. The Company has restated its consolidated financial statements for the year ended October 2, 2016 to correct the manner in which the Company recorded 4,125,200 warrants that were issued in conjunction with common stock and Series C preferred shares pursuant to a public offering on August 26, 2016. These restatements have been reflected in the amended financial statements contained herein. The errors which were included in the December 23, 2016 Form 10-K Annual Report were incurred during the final month of the 2016 fiscal year and were subsequently identified in the following quarter prior to submission of any interim reports with the Securities and Exchange Commission and as such, the restated balances are limited to the Annual Report Form 10-K for fiscal year ending October 2, 2016.

Optex Systems Holdings manufactures optical sighting systems and assemblies, for the U.S. Department of Defense, foreign military applications and commercial markets. Its products are installed on a variety of U.S. military land vehicles, such as the Abrams and Bradley fighting vehicles, light armored and advanced security vehicles, and have been selected for installation on the Stryker family of vehicles. Optex Systems Holdings also manufactures and delivers numerous periscope configurations, rifle and surveillance sights and night vision optical assemblies. Optex Systems Holdings’ products consist primarily of build to customer print products that are delivered both directly to the military and to other defense prime contractors or commercial customers.

Optex Systems Holdings’ operations are based in Dallas and Richardson, Texas in leased facilities comprising 93,967 square feet. As of January 1, 2017, Optex Systems Holdings operated with 90 full-time equivalent employees.

Sileas is the majority owner (parent) of Optex Systems Holdings, owning approximately 53.3% of the issued and outstanding equity interests in Optex Systems Holdings. The financial statements of Optex Systems Holdings represent subsidiary statements and do not include the accounts of its majority owner.

Optex Systems Holdings, Inc. has two reportable segments which include Optex Systems (OPX)-Richardson, and Applied Optics Center (AOC) – Dallas. The accounting policies for each segment are the same as those described in the summary of significant accounting policies. Optex Systems Holdings, Inc. evaluates performance based on profit and loss from operations before income taxes excluding nonrecurring gains and losses.

Optex Systems (OPX) – Richardson, Texas

Optex Systems, Inc. manufactures optical sighting systems and assemblies, primarily for Department of Defense applications. Its products are installed on various types of U.S. military land vehicles, such as the Abrams and Bradley fighting vehicles, light armored and armored security vehicles and have been selected for installation on the Stryker family of vehicles. Optex Systems, Inc. also manufactures and delivers numerous periscope configurations, rifle and surveillance sights and night vision optical assemblies. We have capabilities which include machining, bonding, painting engraving and assembly and can perform both optical and environmental testing in-house.  Optex Systems, Inc. products consist primarily of build-to-customer print products that are delivered both directly to the armed services and to other defense prime contractors. Optex Systems in Richardson is both a prime and sub-prime contractor to the Department of Defense.  Sub-prime contracts are typically issued through major defense contractors such as General Dynamics Land Systems, Raytheon Corp., BAE, NorcaTec and others. Optex Systems is also a military supplier to foreign governments such as Israel, Australia and NAMSA and South American countries and as a subcontractor for several large U.S. defense companies serving foreign governments.

During the three months ended January 1, 2017, 86% of Optex Systems – Richardson revenues were in support of prime and subcontracted military customers. The Optex Systems segment serves domestic military customers, 74%, foreign military customers, 12%, and domestic commercial customers of 14%. The Optex Systems segment revenue for the three months ending January 1, 2017 was derived from external customers consisting of General Dynamics, 22%, the U.S. government, 26%, Oasis Advanced Engineering 14%, BAE Systems, 10% and other external customers, 28%.

F-4

Optex Systems is located in Richardson, Texas, with leased premises consisting of approximately 49,100 square feet.  As of January 1, 2017, the Richardson facility operated with 52 full time equivalent employees in a single shift operation. Optex Systems in Richardson serves as the home office for both the Optex Systems (OPX) and Applied Optics Center (AOC) segments.

Applied Optics Center (AOC) – Dallas

On November 3, 2014, Optex Systems, Inc. entered into a Purchase Agreement with L-3 pursuant to which Optex Systems, Inc. purchased from L-3 the assets comprising L-3’s Applied Optics Center Products Line. Applied Optics Center is engaged in the production, marketing and sales of precision optical assemblies and components which utilize thin film coating technologies. Most of the AOC products and services are directly related to the deposition of thin-film coatings. AOC is both a prime and sub-prime contractor to the Department of Defense.  Sub-prime contracts are typically issued through major defense contractors such as General Dynamics Land Systems, Raytheon Corp., L-3 Communications, Harris Corporation and others. AOC also creates a new sector of opportunity for commercial products. Globally, commercial optical products use thin film coatings to create product differentiation and performance levels. These coatings can be used for redirecting light (mirrors), blocking light (laser protection), absorbing select light (desired wavelengths), and many other combinations. They are used in telescopes, rifle scopes, binoculars, microscopes, range finders, protective eyewear, photography, etc. The Applied Optics Center is a key supplier to Nightforce Optics, Inc. and provides optical assembly components to their markets of interest in commercial sporting optics and select military optics. Given this broad potential, the commercial applications are a key opportunity going forward. The Applied Optics Center segment also serves as the key supplier of the laser coated filters used in the production of periscope assemblies at the Optex Systems Richardson segment.

The Applied Optics Center serves primarily domestic U.S. customers. During the three months ended January 1, 2017, sales to commercial customers represent 59% and military sales to prime and subcontracted customers represent 17% of the total segment revenue. Intersegment sales to Optex Systems – Richardson, comprised 24% of the total segments revenue and was primarily in support of military contracts. The Applied Optics Center external customer revenue for the three months ending January 1, 2017 was derived from L3 Communications, 14%, Nightforce Optics, Inc., 74% and other external customers, 12%.

The Applied Optics Center (AOC), is located in Dallas, Texas with leased premises consisting of approximately 44,867 square feet of space. As of January 1, 2017, AOC operated with 38 full time equivalent employees in a single shift operation.

Note 2 - Accounting Policies

Basis of Presentation

Principles of Consolidation: The consolidated financial statements include the accounts of Optex Systems Holdings and its wholly-owned subsidiary, Optex Systems, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

The condensed consolidated financial statements of Optex Systems Holdings included herein have been prepared by Optex Systems Holdings, without audit, pursuant to the rules and regulations of the SEC. Certain information and footnote disclosures normally included in financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although Optex Systems Holdings believes that the disclosures are adequate to make the information presented not misleading.

These condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto included in the Optex Systems Holdings’ Form 10-K/A for the year ended October 2, 2016 and other reports filed with the SEC.

The accompanying unaudited interim consolidated financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of Optex Systems Holdings for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole. Certain information that is not required for interim financial reporting purposes has been omitted.

F-5

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Inventory: Inventory is recorded at the lower of cost or market value, and adjusted, as necessary, for decreases in valuation and obsolescence. Adjustments to the valuation and obsolescence reserves are made after analyzing market conditions, current and projected sales activity, inventory costs and inventory balances to determine appropriate reserve levels. Cost is determined using the first-in first-out method. Under arrangements by which progress payments are received against certain contracts, the customer retains a security interest in the undelivered inventory identified with these contracts. Payments received for such undelivered inventory are classified as unliquidated progress payments and deducted from the gross inventory balance. As of January 1, 2017 and October 2, 2016, there were no unliquidated progress payments. As of January 1, 2017 and October 2, 2016, inventory included:

	(Thousands)
	January 1, 2017	October 2, 2016
Raw Material	$4,518	$4,655
Work in Process	3,152	2,830
Finished Goods	566	380
Gross Inventory	$8,236	$7,865
Less: Inventory Reserves	(1,651)	(1,651)
Net Inventory	$6,585	$6,214

Net inventory increased by $371 thousand during the three months ending January 1, 2017 in support of contracts deliverable over the next six months.

Revenue Recognition: Optex Systems Holdings recognizes revenue based on the modified percentage of completion method utilizing the units-of-delivery method, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605-35:

The units-of-delivery method recognizes as revenue the contract price of units of a basic production product delivered during a period and as the cost of earned revenue the costs allocable to the delivered units. Costs allocable to undelivered units are reported in the balance sheet as inventory or work in progress. The method is used in circumstances in which an entity produces units of a basic product under production-type contracts in a continuous or sequential production process to buyers’ specifications.

Optex Systems Holdings contracts are fixed price production type contracts whereby a defined order quantity is delivered to the customer during a continuous or sequential production process tailored to the buyer’s specifications (build to print).  Optex Systems Holdings’ deliveries against these contracts generally occur in monthly increments across fixed delivery periods spanning from 3 to 36 months.

Customer Advance Deposits: Customer advance deposits represent amounts collected from customers in advance of shipment or revenue recognition, which relate to undelivered product or other cash in advance payment terms. As of January 1, 2017, Optex Systems, Inc. had a balance of $0.5 million in short term customer advance deposits for materials purchased in support of deliveries to occur within the next twelve months.

Stock-Based Compensation: FASB ASC 718 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, but primarily focuses on transactions whereby an entity obtains employee services for share-based payments. FASB ASC 718 requires that the compensation cost relating to share-based payment transactions be recognized in the consolidated financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

F-6

The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of FASB ASC 505-50. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement. Stock-based compensation related to non-employees is accounted for based on the fair value of the related stock or options or the fair value of the services, whichever is more readily determinable in accordance with FASB ASC 718.

Segment Reporting: FASB ASC 280 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Segments are determined based on differences in products, internal reporting and how operational decisions are made. Management has determined that the Optex Systems, Richardson plant, and the Applied Optics Center, Dallas plant, which was acquired on November 3, 2014, are separately managed, organized, and internally reported as separate business segments. The FASB ASC 280 requires that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. It requires reconciliations of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts in the enterprise’s general-purpose financial statements.

Financial Instruments Indexed to and Potentially Settled in the Company’s Common Stock: The Company evaluates all financial instruments issued in connection with its equity offerings when determining the proper accounting treatment for such instruments in the Company’s financial statements. The Company considers a number of generally accepted accounting principles under U.S. GAAP to determine such treatment and evaluates the features of the instrument to determine the appropriate accounting treatment. For financial instruments either classified as a liabilities pursuant to ASC 480 “Distinguishing Liabilities from Equity” indexed to and potentially settled in the Company’s common stock that are determined to be classified as liabilities on the consolidated balance sheet, changes in fair value are recorded as a gain or loss in the Company’s consolidated statement of operations with the corresponding amount recorded as an adjustment to the liability on its consolidated balance sheets.

Fair Value of Financial Instruments:  FASB ASC 825-10 requires disclosure of fair value information about certain financial instruments, including, but not limited to, cash and cash equivalents, accounts receivable, refundable tax credits, prepaid expenses, accounts payable, accrued expenses, notes payable to related parties and convertible debt-related securities. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the financial statement presentation date.

The carrying value of the balance sheet cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities, and notes payable, are carried at, or approximate, fair value as of the reporting date because of their short-term nature. Fair values for the Company’s warrant liabilities and derivatives are estimated by utilizing valuation models that consider current and expected stock prices, volatility, dividends, market interest rates, forward yield curves and discount rates. Such amounts and the recognition of such amounts are subject to significant estimates that may change in the future.

The accounting guidance FASB ASC 820-10, “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

F-7

The accounting guidance establishes a hierarchy which requires an entity to maximize the use of quoted market prices and minimize the use of unobservable inputs. An asset or liability’s level is based on the lowest level of input that is significant to the fair value measurement. Fair value estimates are reviewed at the origination date and again at the each applicable measurement date and interim or annual financial reporting dates, as applicable for the financial instrument, and are based upon certain market assumptions and pertinent information available to management at those times.

The methods and significant inputs and assumptions utilized in estimating the fair value of the warrant liabilities are discussed further in Note 7 “Warrant Liabilities". Each of the measurements is considered a Level 3 measurement as a result of at least one unobservable input.

Income Tax/Deferred Tax: FASB ASC 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on differing treatment of items for financial reporting and income tax reporting purposes. The deferred tax balances are adjusted to reflect tax rates by tax jurisdiction, based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Earnings per Share: Basic earnings per share is computed by dividing income available for common shareholders (the numerator) by the weighted average number of common shares outstanding (the denominator) for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The potentially dilutive securities that Optex Systems Holdings has outstanding are convertible preferred stock, unvested restricted stock units, stock options and warrants. In computing the dilutive effect of convertible preferred stock, the numerator is adjusted to add back any convertible preferred dividends and the denominator is increased to assume the conversion of the number of additional common shares. Optex Systems Holdings uses the Treasury Stock Method to compute the dilutive effect of any dilutive shares. Convertible preferred stock, unvested restricted stock units, stock options and warrants that are anti-dilutive are excluded from the calculation of diluted earnings per common share.

For the three months ended January 1, 2017, 132,000 unvested restricted stock units, 56,290 stock options and 4,125,200 warrants were excluded from the earnings per share calculation as anti-dilutive. For the three months ended December 27, 2015, 1001 shares of Series A preferred stock, 969 shares of Series B preferred stock, 62,847 stock options and 1,000 warrants were excluded from the earnings per share calculation as anti-dilutive.

Note 3 Segment Reporting

Optex Systems Holdings reportable segments are strategic businesses offering similar products to similar markets and customers; however the companies are operated and managed separately due to differences in manufacturing technology, equipment, geographic location, and specific product mix. Applied Optics Center was acquired as a unit, and the management at the time of the acquisition was retained.

The Applied Optics Center segment also serves as the key supplier of laser coated filters used in the production of periscope assemblies for the Optex Systems Richardson segment. Intersegment sales and transfers are accounted for at annually agreed to pricing rates based on estimated segment product cost, which includes segment direct manufacturing and general and administrative costs, but exclude profits that would apply to third party external customers.

F-8

Optex Systems – Richardson, serves as the home office for both segments and shared general and administrative costs attributable to both segments are allocated directly to the segments based on the government Cost Accounting Standard (CAS) 403 – “Allocation of Home Office Expenses to Segments”. The purpose of CAS 403 is to provide criteria for allocating home office expenses to the segments of an organization based on the beneficial or causal relationships between the expenses and the receiving segments. Based on CAS 403, Optex Systems Holdings allocates home office expenses based on a three factor formula which is the average of the following three percentages for each of the segments fiscal year:

(1) The percentage of segment payroll dollars to total payroll dollars of all segments;

(2) The percentage of the segment’s operating revenue to the total operating revenue of all segments

(3) The percentage of the average net book value of the sum of the segment’s tangible capital assets plus inventories to the total average net book value of such assets of all segments.

The financial table below presents the information for each of the reportable segments profit or loss as well as segment assets for each year. Optex Systems Holdings, Inc. does not allocate interest expense, income taxes or unusual items to segments.

	Reportable Segment Financial Information (thousands)
	Three months ended January 1, 2017
	Optex Systems Richardson	Applied Optics Center Dallas	Other (non allocated costs and intersegment eliminations)	Consolidated Total

Revenues from external customers	$2,039	$1,473	$-	$3,512
Intersegment revenues	-	462	(462)	-
Total Revenue	$2,039	$1,935	$(462)	$3,512

Interest (income) expense	-	-	4	4

Depreciation and Amortization	16	67	-	83

Income (Loss) before taxes	(41)	(31)	426	354

Other significant noncash items:
Allocated home office expense	(166)	166	-	-
(Gain) on Change in Fair Value of Warrants	-	-	(430)	(430)
Stock compensation expense	64	-	-	64
Royalty expense amortization	7	-	-	7
Provision for (use of) contract loss reserves	-	-	-	-

Segment Assets	8,339	4,052	-	12,391
Expenditures for segment assets	4	126	-	130

F-9

	Reportable Segment Financial Information (thousands)
	Three months ended December 27, 2015
	Optex Systems Richardson	Applied Optics Center Dallas	Other (non allocated costs and intersegment eliminations)	Consolidated Total

Revenues from external customers	$2,167	$1,046	$-	$3,213
Intersegment revenues	-	221	(221)	-
Total Revenue	$2,167	$1,267	$(221)	$3,213

Interest (income) expense	-	-	18	18

Depreciation and Amortization	19	67	-	86

Income (Loss) before taxes	15	(242)	(18)	(245)

Other significant noncash items:
Allocated home office expense	(188)	188	-	-
Stock option compensation expense	24	-	-	24
Royalty expense amortization	7	-	-	7
Provision for (use of) contract loss reserves	-	(15)	-	(15)

Segment Assets	6,842	3,941	-	10,783
Expenditures for segment assets	-	-	-	-

Note 4 - Commitments and Contingencies

Rental Payments under Non-cancellable Operating Leases

Optex Systems Holdings leases its office and manufacturing facilities for the Optex Systems, Inc., Richardson address and the Applied Optics Center Dallas address, under non-cancellable operating leases.

The leased facility under Optex Systems Inc. at 1420 Presidential Drive, Richardson, Texas consists of 49,100 square feet of space and expires March 31, 2021. Pursuant to the terms of the most recent amendment to the Richardson site facilities lease, there was no base rent payment due from January 1, 2014 through March 31, 2014, with payments beginning April 2014, and annual rental payment inflationary increases between 3.4% and 4.8% occurring each year beginning in 2016.

The leased facility under the Applied Optics Center at 9839 and 9827 Chartwell Drive, Dallas, Texas, consists of 44,867 square feet of space at the premises. On November 17, 2016, we received a countersigned new lease for the Applied Optics Center from the landlord, dated October 21, 2016, and which commenced retroactive to October 1, 2016. The new lease term will expire on October 31, 2021, with two renewal options available to the tenant, each with a renewal term duration of five years. The monthly base rent is $19.4 thousand through September 30, 2017 and escalates approximately 3% October 1, each year thereafter through 2021. The lease includes a one month base rent abatement for October 1 through October 31, 2016 for $19.4 thousand. The monthly rent includes approximately $4.9 thousand for additional Common Area Maintenance fees and taxes (CAM), to be adjusted annually based on actual expenses incurred by the landlord. The total monthly rent including CAM is $24.3 thousand beginning November 1, 2016. Our obligations to make payments under the lease are secured by a $250,000 standby letter of credit which we may be reduced to $125,000 on October 31, 2019.

As of January 1, 2017 the unamortized deferred rent was $127 thousand as compared to $108 thousand as of October 2, 2016. Deferred rent expense is amortized monthly over the life of the lease.

F-10

As of January 1, 2017, the remaining minimum lease and estimated adjusted common area maintenance (CAM) payments under the non-cancelable office and facility space leases are as follows:

Non-cancellable Operating Leases Minimum Payments

	(Thousands)
	Optex Systems Richardson		Applied Optics Center Dallas
Fiscal Year	Lease Payments	CAM Estimate	Lease Payments	CAM Estimate	Total Payments
2017	$200	$81	$175	$45	$501
2018	271	108	240	60	679
2019	281	110	248	61	700
2020	291	112	255	62	720
2021	147	57	262	63	529
2022	-	-	22	5	27
Total minimum lease payments	$1,190	$468	$1,202	$296	$3,156

Total facilities rental and CAM expense for both facility lease agreements as of the three months ended January 1, 2017 was $166 thousand. Total expense under facility lease agreements as of the three months ended December 27, 2015 was $154 thousand.

Note 5 – Prepaid Royalties

Prepaid royalties represent payments made for the purchase of non-transferable, non-exclusive patent rights associated with a patent license. The patent license allows for development of current and future products in our digital line of periscopes. We completed our first international shipment utilizing this technology in 2014 and are currently in production to support a U.S. Government Foreign Military Sale contract awarded in January 2016. We estimate the commercial life of the patent at seven years. As of January 1, 2017, the balance of the patent license is $82.8 thousand net of accumulated amortization. The royalty expenses for the associated patent license are amortized on a straight line basis starting in fiscal year 2013. The amortized royalty expense for the three months ending January 1, 2017 and December 27, 2015 was $7.5 thousand, respectively.

Note 6 - Debt Financing

Related Parties

Sileas Secured Promissory Note Due on May 29, 2021 to Longview Fund, LP

On June 5, 2015, Sileas Corp., the majority owner of Optex Systems, Inc. (Delaware), executed and delivered to Longview, an amended Secured Promissory Note in the amount of $18.0 million and maturing on May 29, 2021.. The note is secured by and convertible into the Optex Systems Holdings Inc. common stock.

On August 4, 2016, Longview Fund, L.P. converted $250 thousand of the note principal for 100,000 shares of Optex Systems Holdings common stock pursuant to the note conversion terms.

F-11

On October 31, 2016, Longview Fund, L.P. converted $2.7 million of the Sileas note principal in exchange for 800,000 shares of Optex Systems Holdings common stock. The Sileas note balance to the Longview Fund, LP as of January 1, 2017 is $15.1 million.

On October 31, 2016, Longview Fund L.P. authorized the return to Optex Systems Holdings’ treasury of 197,299 common shares, held by Sileas Corporation in settlement of $155 thousand of accounts receivable due for expenses paid by Optex Systems Inc. on behalf of the Sileas Corporation. The shares were subsequently cancelled in satisfaction of the outstanding accounts receivable balance as of October 31, 2016.

Credit Facility — Avidbank

The Company amended its revolving credit facility with Avidbank on October 17, 2016 from $2 million to $2.2 million. The interest rate for all advances against the line of credit shall be the then in effect prime rate plus 2.5% and is subject to a minimum interest payment requirement per six month period of $10,000. The renewable revolving maturity date is January 22, 2018 and is secured by a first lien on all of its assets in favor of Avidbank. In order to meet the security requirement under the lease, we entered into a letter of credit with Avidbank on October 17, 2016 in the amount of $250,000, which expires on October 17, 2017 and is renewable by us for successive one year periods unless the bank notifies us no later than 60 days prior to the end of the initial or any extended term that it shall not renew the letter of credit.

As of January 1, 2017 and October 2, 2016, the outstanding principal and accrued interest balance on the line of credit was $300 thousand.  For the three months ended January 1, 2017 and December 27, 2015, the total interest expense against the outstanding line of credit balance was $4 thousand and $18 thousand, respectively.

Note 7-Warrant Liabilities

On August 26, 2016, Optex Systems Holdings Inc. issued 4,125,200 warrants to new shareholders and the underwriter, in connection with a public share offering. The warrants entitle the holder to purchase one share of our common stock at an exercise price equal to $1.50 per share at any time on or after August 26, 2016 (the “Initial Exercise Date”) and on or prior to the close of business on August 26, 2021 (the “Termination Date”). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are puttable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 “Distinguishing Liabilities from Equity”. In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities were measured using a binomial lattice model (“Binomial”). Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Binomial Assumptions	Issuance date (1) August 26, 2016	Period ending October 2, 2016	Period ending January 1, 2017
Exercise Price(1)	$1.50	$1.50	$1.50
Warrant Expiration Date (1)	August 26, 2021	August 26, 2021	August 26, 2021
Stock Price (2)	$0.95	$0.77	$0.67
Interest Rate (annual) (3)	1.23%	1.14%	1.94%
Volatility (annual) (4)	246.44%	242.17%	228.25%
Time to Maturity (Years)	5.0	4.9	4.65
Number of Steps (Years)	5	5	5
Calculated fair value per share	$0.93	$0.76	$0.65

F-12

(1)  Based on the terms provided in the warrant agreement to purchase common stock of Optex Systems Holdings, Inc. dated August 26, 2016.

(2)  Based on the trading value of common stock of Optex Systems Holdings, Inc. as of August 26, 2016 and each presented period ending date.

(3)  Interest rate for U.S. Treasury Bonds, as of August 26, 2016 and each presented period ending date, as published by the U.S. Federal Reserve.

(4)  Based on the historical daily volatility of Optex Systems Holdings, Inc. as of August 26, 2016 and each presented period ending date.

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

Warrant Liability	Warrants Outstanding	Fair Value per Share	Fair Value (000’s)
Fair Value at initial measurement date of 8/26/2016	4,125,200	$0.9349	$3,857
(Gain) on Change in Fair Value of Warrant Liability			(739)
Fair Value as of period ending 10/2/2016	4,125,200	$0.7558	$3,118
(Gain) on Change in Fair Value of Warrant Liability			(430)
Fair Value as of period ending 1/1/2017	4,125,200	$0.6516	$2,688

During the three months ending January 1, 2017 Optex Systems Holdings recorded a gain on changes in fair value of warrant liability of $430 thousand. During the three months ending December 27, 2015 there were no warrant liabilities or corresponding changes in valuation.

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about of future activities and the Company’s stock prices and historical volatility as inputs. During the three months ending January 1, 2017, none of the warrants have been exercised.

Note 8-Stock Based Compensation

Stock Options issued to Employees, Officers and Directors

The Optex Systems Holdings 2009 Stock Option Plan provides for the issuance of up to 75,000 shares to Optex Systems Holdings officers, directors, employees and to independent contractors who provide services to Optex Systems Holdings as either incentive or nonstatutory stock options determined at the time of grant. As of January 1, 2017, Optex Systems Holdings has granted stock options to officers and employees as follows:

Date of	Options	Exercise	Options Outstanding	Expiration	Vesting
Grant	Granted	Price	As of 1/01/17	Date	Period

12/09/11	46,070	$10.00	35,040	12/08/2018	4 years
12/19/13	25,000	$10.00	25,000	12/18/2020	4 years
Total	71,070		60,040

F-13

 The following table summarizes the status of Optex Systems Holdings’ aggregate stock options granted under the incentive stock option plan:

	Number	Weighted
	of Shares	Average	Weighted	Aggregate
	Remaining	Fair	Average	Value
Subject to Exercise	Options	Value	Life (Years)	(Thousands)
Outstanding as of September 27, 2015	62,858	$—	2.32	$—
Granted – 2016	—
Forfeited – 2016	(2,518)			—
Exercised – 2016	—			—
Outstanding as of October 2, 2016	60,340	$—	1.40	$—
Granted – 2017	—
Forfeited – 2017	(300)			—
Exercised – 2017	—			—
Outstanding as of January 1, 2017	60,040	$—	1.24	$—

Exercisable as of October 2, 2016	52,840	$—	1.07	$—

Exercisable as of January 1, 2017	56,290	$—	1.06	$—

There were no options granted in the three months ended January 1, 2017 or twelve months ending October 2, 2016.

The following table summarizes the status of Optex Systems Holdings’ aggregate non-vested shares granted under the 2009 Stock Option Plan:

	Number of Non-vested Shares Subject to Options	Weighted- Average Grant- Date Fair Value
Non-vested as of September 27, 2015	22,592	$7.66
Non-vested granted — year ended October 2, 2016	—	—
Vested — year ended October 2, 2016	(12,574)	7.33
Forfeited — year ended October 2, 2016	(2,518)	—
Non-vested as of October 2, 2016	7,500	$8.00
Non-vested granted — three months ended January 1, 2017	—	—
Vested — three months ended January 1, 2017	(3,750)	8.00
Forfeited — three months ended January 1, 2017		—
Non-vested as of January 1, 2017	3,750	$8.00

Restricted Stock Units issued to Officers and Employees

On June 14, 2016, the Compensation Committee (“Committee”) of the Board of Directors of Optex Systems Holdings, Inc. approved the Company’s 2016 Restricted Stock Unit Plan (the “Plan”). The Plan provides for the issuance of stock units (“RSU”) for up to 1,000,000 shares of the Company’s common stock to Optex Systems Holdings officers and employees. Each RSU constitutes a right to receive one share of the Company’s common stock, subject to vesting, which unless otherwise stated in an RSU agreement, shall vest in equal amounts on the first, second and third anniversary of the grant date. Shares of the Company’s common stock underlying the number of vested RSUs will be delivered as soon as practicable after vesting. During the period between grant and vesting, the RSUs may not be transferred, and the grantee has no rights as a shareholder until vesting has occurred. If the grantee’s employment is terminated for any reason (other than following a change in control of the Company or a termination of an officer other than for cause), then any unvested RSUs under the award will automatically terminate and be forfeited. If an officer grantee’s employment is terminated by the Company without cause or by the grantee for good reason, then, provided that the RSUs have not been previously forfeited, the remaining unvested portion of the RSUs will immediately vest as of the officer grantee’s termination date. In the event of a change in control, the Company’s obligations regarding outstanding RSUs shall, on such terms as may be approved by the Committee prior to such event, immediately vest, be assumed by the surviving or continuing company or cancelled in exchange for property (including cash).

F-14

On June 15, 2016, the Company issued 150,000 RSUs to its Chief Executive Officer, Danny Schoening, and 50,000 RSUs to its Chief Financial Officer, Karen Hawkins. The RSUs issued to Mr. Schoening and Ms. Hawkins vest as follows: 34% on January 1, 2017, 33% on January 1, 2018 and 33% on January 1, 2019. The total market value of the restricted stock units based on the shares price of $1.85 as of June 15, 2016 is $372 thousand. The cost of the shares is amortized on a straight line basis across the vesting periods.

As of January 1, 2017 and October 2, 2016, 68,000 and zero of the restricted stock units had vested, respectively. As of January 1, 2017 there are 132,000 outstanding unvested restricted stock units remaining to vest.

Consulting and Vendor Equity Issues

On April 29, 2016, Optex Systems Holdings, Inc. issued 40,000 common “restricted” shares at a market price of $2.35 per share ($94,000) in support of the IRTH Communications agreement. The cost of the shares is amortized on a straight line basis through April 2017. There were no other equity instruments issued to consultants and vendors during the twelve months ended October 2, 2016 or the three months ending January 1, 2017.

Stock Based Compensation Expense

Equity compensation is amortized based on a straight line basis across the vesting or service period as applicable. The recorded compensation costs for options and shares granted and restricted stock units awarded as well as the unrecognized compensation costs are summarized in the table below:

	Stock Compensation
	(thousands)
	Recognized Compensation Expense		Unrecognized Compensation Expense
	Three months ended		As of period ending
	January 1, 2017	December 27, 2015	January 1, 2017	October 2, 2016

Stock Options	$10	$24	$38	$48
Restricted Stock Units	31	-	248	279
Consultant Shares (IRTH)	23	-	24	47
Total Stock Compensation	$64	$24	$310	$374

Note 9 Stockholders’ Equity

Common stock

As of September 27, 2015, Optex Systems had 314,867 common shares outstanding.

On August 26, 2016, 2,291,900 Class A units consisting of common stock and warrants and 400 Class B units consisting of shares of Series C convertible stock and warrants were issued pursuant to a public offering. The offering is comprised of Class A Units, priced at a public offering price of $1.20 per unit, with each unit consisting of one share of common stock and one five-year warrant to purchase one share of common stock with an exercise price of $1.50 per share (each, a "warrant"), and Class B Units, priced at a public offering price of $5,000 per unit, with each unit comprised of one share of preferred stock with a conversion price of $1.20 which is convertible into 4,167 shares of common stock and warrants to purchase 4,167 shares of common stock. The net proceeds from the offering were $4,245 thousand (Gross proceeds of $4,750 thousand less underwriter expenses of $505 thousand). Deferred public offering costs incurred by Optex in connection with the offering was included $252 thousand in paid expenses and 166,500 stock warrants issued to the underwriter.

F-15

During the twelve months ending October 2, 2016, Optex Systems Holdings issued 5,619,587 common shares due to conversions of Series A, Series B and Series C preferred stock, 2,291,900 shares were issued in connection with the public offering, 247 common shares were issued to correct Depository Trust and Clearing Corporation (DTC) rounding errors occurring from the October 7, 2015 reverse split and 40,000 common shares were issued to a vendor There were no other issuances of common or preferred stock during the twelve months ended October 2, 2016. As of October 2, 2016, the outstanding common shares are 8,266,601.

On October 31, 2016, Longview Fund L.P. authorized the return to Optex Systems Holdings’ treasury of 197,299 common shares, held by Sileas Corporation in settlement of $155 thousand of accounts receivable due for expenses paid by Optex Systems Inc. on behalf of the Sileas Corporation. The shares were subsequently cancelled in satisfaction of the outstanding accounts receivable balance as of October 31, 2016.

During the three months ending January 1, 2017, Optex Systems Holdings issued 75,000 common shares due to conversions of Series C preferred stock and cancelled 197,299 common shares which were returned by Sileas. There were no other issuances of common or preferred stock during the three months ended January 1, 2017. As of January 1, 2017, the outstanding common shares are 8,144,302.

Series A preferred stock

Optex Systems Holdings has filed a Certificate of Designation with the Secretary of State of the State of Delaware authorizing a series of preferred stock, under its articles of incorporation, known as “Series A preferred stock”. The Certificate of Designation currently sets forth the following terms for the Series A preferred stock: (i) number of authorized shares: 1,027; (ii) per share stated value: $6,860; (iii) liquidation preference per share: stated value; (iv) conversion price: $1.20 per share, as adjusted from time to time; and (v) voting rights: votes along with the common stock on an as converted basis with one vote per share (vi) par value $0.001 per share. Holders of preferred shares receive preferential rights in the event of liquidation. Additionally the preferred stock shareholders are entitled to vote together with the common stock on an “as-converted” basis. Each share of preferred stock is immediately convertible into common shares at the option of the holder which entitles the holder to receive the equivalent number of common shares equal to the stated value of the preferred shares divided by the conversion price of $1.20 per share pursuant to the August 22, 2016 public offering of common shares at $1.20 per share.

The Series A preferred stock entitles the holders to receive cumulative dividends at the rate of 6% per annum, payable in cash at the discretion of the Board of Directors. As of April 1, 2012, the preferred shareholders agreed to waive the past dividends in arrears through June 29, 2014 of $884 thousand in exchange for an increase in the stated value to $6,860. On February 21, 2012, in connection with the purchase of the 5,000 shares of common stock of Optex Systems Holdings by Alpha Capital, the preferred shareholders executed an irrevocable waiver for any and all previously accrued and outstanding dividends and the right to receive any future dividends on the Series A Preferred Stock. The per share conversion price of the Optex Systems Holdings’ Series A Preferred Stock was automatically reset to $10.00 per share in accordance with the reset provision as set forth in paragraph 4(d)(ii) of the Series Designation for the Optex Systems Holdings’ Series A Preferred Stock. The total amount of dividends waived as a result of the February 21, 2012 waiver is $213 thousand. As of October 2, 2016 and September 27, 2015 as a result of the executed waiver dated February 21, 2012, there were no dividends in arrears on preferred shares and no future dividends will accrue on the preferred shares.

Optex Systems Holdings had 1,001 of preferred shares outstanding as of September 27, 2015. During the twelve months ending October 2, 2016 there were conversions of 935 preferred Series A shares, or $6,415 thousand, into 5,318,896 common shares, and cash redemptions for $455 thousand of 66 Series A preferred shares. There were no issuances of preferred Series A stock during the three months ended January 1, 2017. As of January 1, 2017 and October 2, 2016 there were zero preferred Series A shares outstanding.

Series B Preferred Stock

On March 26, 2015, Optex Systems Holdings filed a Certificate of Designation with the Secretary of State of the State of Delaware authorizing a series of preferred stock, under its articles of incorporation, known as “Series B preferred stock”. The Certificate of Designation currently sets forth the following terms for the Series B preferred stock: (i) number of authorized shares: 1,010; (ii) per share stated value: $1,629 (iii) liquidation preference per share, other than Series A preferred stock: stated value; (iv) conversion price: $1.20 per share, as adjusted from time to time; (v) voting rights: votes along with the common stock on an as converted basis with one vote per share; and (vi) par value of $0.001 per share. Each share of preferred stock is immediately convertible into common shares at the option of the holder which entitles the holder to receive the equivalent number of common shares equal to the stated value of the preferred shares divided by the conversion price of $1.20 per share pursuant to the August 22, 2016 public offering of common shares at $1.20 per share.

F-16

As of September 27, 2015, there were 994 shares of Series B preferred shares outstanding.  During the twelve months ending October 2, 2016 there were conversions of 198 preferred Series B shares, or $324 thousand, into 134,024 common shares, and cash redemptions of 796 Series B preferred shares for $1,296 thousand. As of October 2, 2016 and January 1, 2017 there were zero preferred Series B shares outstanding.

There were no issuances of preferred Series B stock during the three months ended January 1, 2017. As of January 1, 2017 there were zero preferred Series A shares outstanding.

Series C Preferred Stock

Our board of directors designated 400 shares of our preferred stock as Series C convertible preferred stock (“Series C preferred stock”). The preferences and rights of the Series C preferred stock are set forth in a Certificate of Designation (the “Series C Certificate of Designation”). The Series C Certificate of Designation provides, among other things, that we shall not pay any dividends on shares of Common Stock (other than dividends in the form of Common Stock) unless and until such time as we pay dividends on each Series C preferred share on an as-converted basis. With certain exceptions, as described in the Series C Certificate of Designation, the Series C preferred stock have no voting rights. Each Series C preferred share is convertible at any time at the holder’s option into a number of shares of common stock equal to $5,000 divided by the Series C Conversion Price. The “Series C Conversion Price” is initially $1.20 and is subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations.

During the twelve months ended October 2, 2016 there were 400 preferred Series C shares issued, at a total stated value of $2 million, pursuant to the public offering on August 26, 2016, and conversions of 40 preferred Series C shares, or $200 thousand, into 166,667 common shares. As of October 2, 2016 there were 360 preferred Series C shares outstanding.

During the three months ending January 1, 2017 there were 18 shares of Series C preferred stock converted to 75,000 shares common stock. As of January 1, 2017 there were 342 shares of Series C preferred stock outstanding.

Warrants

On August 26, 2016, Optex Systems Holdings Inc. issued 4,125,200 warrants to new shareholders and the underwriter, in connection with a public share offering. The warrants entitle the holder to purchase one share of our common stock at an exercise price equal to $1.50 per share at any time on or after August 26, 2016 (the “Initial Exercise Date”) and on or prior to the close of business on August 26, 2021 (the “Termination Date”).

Pursuant to a warrant agreement between Optex Systems Inc. and Equity Stock Transfer, LLC, as warrant agent, the warrants will be issued in book-entry form and shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock splits, stock dividend, extraordinary dividend on or recapitalization, reorganization, merger or consolidation. For one year following the issuance date of the warrants, the exercise price of the warrants will also be adjusted for issuances of common stock at a price below their exercise price, on the date of issuance of any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any common stock or common stock equivalents, at an effective price per share less than the exercise price then in effect. Under such adjustment, the exercise price of the warrants shall be reduced to that lower issuance price per share. Under the terms of the Warrants, there can only be one such price reset during the term of the warrant.

F-17

Under the terms of the warrant agreement, Optex Systems Holdings Inc. has agreed to use their best efforts to maintain the effectiveness of the registration statement and current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. During any period Optex fails to have maintained an effective registration statement covering the shares underlying the warrants, the warrant holder may exercise the warrants on a cashless basis. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock, except as set forth in the warrants. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Subject to limited exceptions, a holder of warrants will not have the right to exercise any portion of its warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of common stock in excess of 4.99% of the shares of our common stock then outstanding after giving effect to such exercise (the “Beneficial Ownership Limitation”); provided, however, that, upon notice to the Company, the holder may increase or decrease the Beneficial Ownership Limitation, provided that in no event shall the Beneficial Ownership Limitation exceed 9.99% and any increase in the Beneficial Ownership Limitation will not be effective until 61 days following notice of such increase from the holder to us.

No fractional shares of common stock will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Optex Systems Holdings Inc. will, upon exercise, round up to the nearest whole number of shares of common stock to be issued to the warrant holder. If multiple warrants are exercised by the holder at the same time, Optex Systems Holdings Inc. will aggregate the number of whole shares issuable upon exercise of all the warrants. There is no established trading market for the warrants. The warrants have been approved for quotation on the OTCQB.

In the event of a fundamental transaction (as defined in warrant), then the Company or any successor entity will pay at the holder’s option, exercisable at any time concurrently with or within 30 days after the consummation of the fundamental transaction, an amount of cash equal to the value of the remaining unexercised portion of the warrants on the date of consummation of the fundamental transaction as determined in accordance with the Black Scholes option pricing model.

The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are puttable for cash upon a fundamental transaction at the option of the holder and as such require classification as a liability pursuant to ASC 480 “Distinguishing Liabilities from Equity”. In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet. See Note 7 “Warrant Liabilities”.

During the three months ending January 1, 2017 and the twelve months ending October 2, 2016, zero warrants had been exercised. As of January 1, 2017 and October 2, 2016 the outstanding warrants were 4,125,200.

Note 10 Subsequent Events

On January 5, 2017, Optex Systems Holdings issued 45,799 common shares related to the vesting of the 68,000 restricted stock units on January 1, 2017. The shares issued were net of 22,201 common shares withheld for employee federal income tax requirements.

F-18

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis or Plan of Operations

This MD&A is intended to supplement and complement our audited consolidated financial statements and notes thereto for the fiscal year ended October 2, 2016 and our reviewed but unaudited consolidated financial statements and footnotes thereto for the quarter ended January 1, 2017, prepared in accordance with U.S. generally accepted accounting principles (GAAP). You are encouraged to review our consolidated financial statements in conjunction with your review of this MD&A. The financial information in this MD&A has been prepared in accordance with GAAP, unless otherwise indicated. In addition, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for planning purposes. We will also report non-GAAP financial results as supplemental information, as we believe their use provides more insight into our performance. When non-GAAP measures are used in this MD&A, they are clearly identified as non-GAAP measures and reconciled to the most closely corresponding GAAP measure.

The following discussion highlights the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described. This discussion contains forward-looking statements. Please see “Special cautionary statement concerning forward-looking statements” and “Risk factors” for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements. The operating results for the periods presented were not significantly affected by inflation.

Background

On March 30, 2009, a reorganization was consummated pursuant to which the then existing shareholders of Optex Systems, Inc. (Delaware) exchanged their shares of common stock for shares of common stock of Optex Systems Holdings as follows:  (i) the outstanding 85,000,000 shares of Optex Systems, Inc. (Delaware) common stock were exchanged by Optex Systems Holdings for 113,333,282 shares of Optex Systems Holdings common stock, (ii) the outstanding 1,027 shares of Optex Systems, Inc. (Delaware) Series A preferred stock were exchanged by Optex Systems Holdings for 1,027 shares of Optex Systems Holdings Series A preferred stock, and (iii) the 8,131,667 shares of Optex Systems, Inc. (Delaware) common stock purchased in the private placement were exchanged by Optex Systems Holdings for 8,131,667 shares of Optex Systems Holdings common stock.  Optex Systems, Inc. (Delaware) has remained a wholly-owned subsidiary of Optex Systems Holdings. The common shares above are presented at their pre reverse split share quantities to preserve historical information. Optex Systems Holdings effected a 1000:1 reverse stock split on October 7, 2015.

As a result of the reorganization, Optex Systems Holdings changed its name from Sustut Exploration Inc. to Optex Systems Holdings, Inc., and its year end from December 31 to a fiscal year ending on the Sunday nearest September 30.

Optex Systems, Inc. (Delaware) manufactures optical sighting systems and assemblies, primarily for Department of Defense applications. Its products are installed on various types of U.S. military land vehicles, such as the Abrams and Bradley fighting vehicles, light armored and armored security vehicles and have been selected for installation on the Stryker family of vehicles. Optex Systems, Inc. (Delaware) also manufactures and delivers numerous periscope configurations, rifle and surveillance sights and night vision optical assemblies.  Optex Systems, Inc. (Delaware) products consist primarily of build-to-customer print products that are delivered both directly to the armed services and to other defense prime contractors.  Less than 1% of today’s revenue is related to the resale of products substantially manufactured by others.  In this case, the product would likely be a simple replacement part of a larger system previously produced by Optex Systems, Inc. (Delaware).

We are both a prime and sub-prime contractor to the Department of Defense. Sub-prime contracts are typically issued through major defense contractors such as General Dynamics Land Systems, Raytheon Corp., BAE, NorcaTec and others. We are also a military supplier to foreign governments such as Israel, Australia and NAMSA and South American countries and as a subcontractor for several large U.S. defense companies serving foreign governments.

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By way of background, the Federal Acquisition Regulation is the principal set of regulations that govern the acquisition process of government agencies and contracts with the U.S. government. In general, parts of the Federal Acquisition Regulation are incorporated into government solicitations and contracts by reference as terms and conditions effecting contract awards and pricing solicitations.

Many of our contracts are prime or subcontracted directly with the Federal government and, as such, are subject to Federal Acquisition Regulation Subpart 49.5, “Contract Termination Clauses” and more specifically Federal Acquisition Regulation  clauses 52.249-2 “Termination for Convenience of the Government Fixed-Price)”, and 49.504 “Termination of fixed-price contracts for default”.  These clauses are standard clauses on our prime military contracts and generally apply to us as subcontractors.  It has been our experience that the termination for convenience is rarely invoked, except where it is mutually beneficial for both parties.  We are currently not aware of any pending terminations for convenience or for default on our existing contracts.

In the event a termination for convenience were to occur, Federal Acquisition Regulation  clause 52.249-2 provides for full recovery of all contractual costs and profits reasonably occurred up to and as a result of the terminated contract. In the event a termination for default were to occur, we could be liable for any excess cost incurred by the government to acquire supplies from another supplier similar to those terminated from us. We would not be liable for any excess costs if the failure to perform the contract arises from causes beyond the control and without the fault or negligence of the company as defined by Federal Acquisition Regulation clause 52.249-8.

In addition, some of our contracts allow for government contract financing in the form of contract progress payments pursuant to Federal Acquisition Regulation 52.232-16, “Progress Payments”.  As a small business, and subject to certain limitations, this clause provides for government payment of up to 90% of incurred program costs prior to product delivery.  To the extent our contracts allow for progress payments, we intend to utilize this benefit, thereby minimizing the working capital impact on Optex Systems Holdings for materials and labor required to complete the contracts.

Recent Orders

•	In October 2016, we received a $0.8 million order from L-3 Communications for night vision goggle laser interference filter assemblies.

•	In October 2016, we were awarded a $1.3 million portion of a commercial multi-year strategic supplier agreement with a domestic manufacturer of premium optical devices to supply its optical assemblies.

•	In November 2016, we were awarded a $1.5 million contract for laser protected periscopes from Defense Logistics Agency (DLA). The award is the first delivery order against a 5-year Indefinite Delivery, Indefinite Quantity (IDIQ) contract with DLA totaling $5.99 million

•	In December 2016, we were awarded a $1.5 million purchase order from one of the world’s largest defense companies for laser protected periscopes. The periscopes will be delivered over the next three years for installation into Light Armored Vehicles in the Middle East.

New Product Development

We continue to field new product opportunities from both domestic and international customers.  Given continuing unrest in multiple global hot spots, the need for precision optics continues to increase.  Most of these requirements are for observation and situational awareness applications; however, we continue to see requests for higher magnification and custom reticles in various product modifications.  The basic need to protect the soldier while providing information about the mission environment continues to be the primary driver for these requirements.

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We do not believe that the change in government administration will cause a major change in the direction of funding or product need for the U.S. military.  Maintenance will still be required, and the opportunities for us to upgrade existing systems with higher performing systems will continue to present themselves.  Spending levels may change, but given the mix between foreign spending, domestic/prime demand, and the more recent commercial opportunities, we do not expect any negative trends arising from political domestic changes into fiscal 2017.

During the first six months of 2015, we released a new digital spotting scope called Red Tail (patent pending). This device is targeted towards long range observation and image recording used by military, border patrol, and select consumer/commercial applications. The device is designed to deliver high definition images with military grade resolution, but at commercial “off the shelf” pricing. Using high grade optics to deliver a 45X magnified image onto a 5 megapixel CMOS sensor, the Red Tail device then transmits this image via Wi-Fi to the user’s smartphone or tablet. Digital still images or videos can then be captured and/or emailed using a custom Red Tail app available for either iOS or Android devices. We demonstrated this device in April 2015 at the Border Security Expo in Phoenix, Arizona and received positive feedback from U.S. border agents, police officers, and other Expo attendees.

On November 10, 2015, we entered into a retail sales relationship with Cabela’s Inc., to distribute our Red Tail Digital Spotting Scope as well as our new Stabilized Monocular. We are presently in negotiations to make these devices available via General Services Administration schedules for government personnel.

Results of Operations

Segment Information

We have presented the operating results by segment to provide investors with an additional tool to evaluate our operating results and to have a better understanding of the overall performance of each business segment and its ability to perform in subsequent periods. Management of Optex Systems Holdings uses the selected financial measures by segment internally to evaluate its ongoing segment operations and to allocate resources within the organization accordingly. Segments are determined based on differences in products, location, internal reporting and how operational decisions are made. Management has determined that the Optex Systems, Richardson plant, and the Applied Optics Center, Dallas plant, which was acquired on November 3, 2014, are separately managed, organized, and internally reported as separate business segments. The table below provides a summary of selective statement of operations data by operating segment for the three months ended January 1, 2017 and December 27, 2015 reconciled to the Audited Consolidated Results of Operations as presented in Item 8,“Financial Statements and Supplementary Data”.

	Results of Operations Selective Financial Info
	(Thousands)
	Three months ending
	January 1, 2017				December 27, 2015
	Optex Richardson	Applied Optics Center Dallas	Other (non allocated costs and eliminations)	Consolidated	Optex Richardson	Applied Optics Center Dallas	Other (non allocated costs and eliminations)	Consolidated

Revenue from External Customers	$2,039	$1,473	$-	$3,512	$2,167	$1,046	$-	$3,213
Intersegment Revenues	-	462	(462)	-	-	221	(221)	-
Total Segment Revenue	2,039	1,935	(462)	3,512	2,167	1,267	(221)	3,213

Total Cost of Sales	1,527	1,675	(462)	2,740	1,782	1,185	(221)	2,746

Gross Margin	512	260	-	772	385	82	-	467
Gross Margin %	25.1%	13.4%	0.0%	22.0%	17.8%	7.8%	0.0%	14.5%

General and Administrative Expense	719	125	-	844	558	136	-	694
Segment Allocated G&A Expense	(166)	166	-	-	(188)	188	-	-
Net General & Administrative Expense	553	291	-	844	370	324	-	694

Operating Profit (Loss)	(41)	(31)	-	(72)	15	(242)	-	(227)
Operating Profit (Loss) %	(2.0)%	(1.6)%	0.0%	(2.1)%	0.7%	(19.1)%	0.0%	(7.1)%

Gain on Change in Fair Value of Warrants	-	-	430	430	-	-	-	-
Interest Expense	-	-	(4)	(4)	-	-	(18)	(18)

Net Income (Loss) before taxes	$(41)	$(31)	$426	$354	$15	$(242)	$(18)	$(245)
Net Income (Loss) %	(2.0)%	(2.1)%	0.0%	10.1%	0.7%	(23.1)%	0.0%	(7.6)%

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Our total revenues increased by $0.3 million or 9.4% during the three months ending January 1, 2017 as compared to the three months ending December 27, 2015. Increased revenues during the quarter were primarily driven by increased revenues of $0.4 million at the Applied Optics Center, offset by lower revenue of ($0.1) at the Optex Richardson plant. Intersegment revenues increased by $0.3 million during the period, from $0.2 million to $0.5 million. Intersegment revenues relate primarily to coated filters provided by the Applied Optics Center to Optex Systems in support of the Optex Systems periscope line.

Both the gross margin and the gross margin percentages increased by segment and on a consolidated basis during the three months ending January 1, 2017 as compared to the prior year period. Total gross margin increased by $0.3 million, and 7.5% points to 22.0% from 14.5%. The gross margin percentage for the Applied Optics Center increased from 7.8% to 13.4% and by $0.3 million from the prior year period. The increased Applied Optics Center margins are primarily driven by increased revenue and the corresponding contribution margin towards fixed costs, a more favorable pricing structure in addition to improvements in labor and product yield efficiencies for our optical assembly and laser interface filters. The Optex Richardson gross margin percentage increased from 17.8% to 25.1% and by $0.1 million in the current period as compared to the prior year period. The Optex Richardson margin increases are primarily attributable to lower manufacturing overhead rates on increased periscope production levels in the current year as compared to the prior year in addition to changes in product mix as the DDAN sighting systems are scheduled to ship in the second half of fiscal 2017 and carry lower product margins as compared to our periscope product line. We expect the gross margins for both segments to continue to improve throughout the fiscal year as revenues grow and labor efficiencies continue to improve on the Applied Optics Center optical assembly line.

During the three months ending January 1, 2017 and December 27, 2015, the Applied Optics Center absorbed $0.2 million of fixed general and administrative costs incurred by Optex Systems for support services. These expenses cover accounting, executive, human resources, information technology, board fees and other corporate expenses paid by Optex Systems and shared across both operating segments.

Our operating loss decreased by $0.1 million, in the three months ending January 1, 2017, to ($0.1) million, as compared to the prior year period operating loss of ($0.2) million as a result of increased gross margin in our Applied Optics Center, which was partially offset by increased general and administrative spending of $0.2 million at the Optex Richardson plant driven by executive bonuses, investor relations, board fees and stock compensation cost increases over the prior year quarter. We expect continued improvements in the operating profits across both segments during the year as compared to 2016 levels as we increase revenues and gross margins across our product groups.

During the three months ending January 1, 2017 we recognized a $0.4 million gain on change in valuation of warrant liabilities. The changes in valuation on warrants are not allocated by segment as they relate to non-cash expenses which recognize fair value changes on warrants based on market changes beyond the control of the segment operating activities.

Backlog

Backlog as of January 1, 2017, was $15.2 million as compared to a backlog of $12.0 million as of October 2, 2016, representing an increase of $3.2 million or 26.7%.  During the three months ending January 1, 2017, Optex Systems booked $6.7 million in new orders, representing a 71.8% increase over the booked orders of $3.9 million in the prior year quarter. The following table depicts the current expected delivery by period of all contracts awarded as of January 1, 2017 in millions of dollars:

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	(Millions)
Product Line	Q2 2017	Q3 2017	Q4 2017	2017 Delivery	2018 Delivery	Total Backlog 1/1/2017	Total Backlog 10/2/2016	Variance	% Chg
Periscopes	0.9	1.8	0.9	$3.6	1.9	$5.5	$3.4	$2.1	61.8%
Sighting Systems	-	0.1	1.5	1.6	1.7	3.3	3.2	0.1	3.1%
Other	0.9	1.2	0.2	2.3	-	2.3	2.3	-	0.0%
Optex Systems - Richardson	1.8	3.1	2.6	7.5	3.6	11.1	8.9	2.2	24.7%
Applied Optics Center - Dallas	2.1	1.2	-	3.3	0.8	4.1	3.1	1.0	32.3%
Total Backlog	$3.9	$4.3	$2.6	$10.8	$4.4	$15.2	$12.0	$3.2	26.7%

Optex Systems - Richardson:

Backlog for our periscope product line has increased by 61.8% or $2.1 million to $5.5 million, from our ending 2016 fiscal year level of $3.4 million. Our total periscope contract awards for the three months ending January 1, 2017 totaled $3.7 million, which is a 164.2% increase as compared to $1.4 million booked in the prior year period ending December 27, 2015. Optex Systems, Inc. has experienced an increase in US government demand for laser protected periscopes in support of ongoing maintenance of US combat vehicles in addition to increased orders for foreign markets in support of Saudi Arabia’s Light Armored Vehicle, Morocco’s conversion of M1A1 vehicles to the situational awareness configuration and US Department of State Foreign Military Sales (FMS) in support of the M113 Periscope Upgrade program for Brazil.

Applied Optics Center – Dallas

During the three months ending January 1, 2017, the Applied Optics Center backlog increased by 32.3%, or $1.0 million, to $4.1 million. The Applied Optics Center booked new orders for the period of $2.5 million, an increase of 13.6% over the prior year first quarter orders of $2.2 million. Significant new orders booked during the first fiscal quarter consisted of a $0.8 million order from L-3 Communications for night vision goggle laser interference filter assemblies and purchases orders for $1.3 million against a commercial multi-year strategic supplier agreement for optical assemblies.

The Applied Optics Center also serves as a primary filter supplier to the Optex Systems – Richardson plant. During the three months ending January 1, 2017, the Applied Optex Center received intracompany orders for laser coated filters in support of the Optex periscope product line of $0.5 million, as compared to $0.2 million in the prior year quarter. The increase in intercompany orders directly supports the increases in new periscope orders booked during the quarter.

Optex Systems Holdings continues to aggressively pursue international and commercial opportunities in addition to maintaining its current footprint with U.S. vehicle manufactures, with existing as well as new product lines. We continue exploring new market opportunities for our M17 day/thermal periscopes and digital optics for commercial applications. We are also reviewing potential products, outside our traditional product lines, which could be manufactured using our current production facilities in order to capitalize on our existing capacity. Further, we continue to look for strategic businesses to acquire that will strengthen our existing product line, expand our operations, and enter new markets.

Three Months Ended January 1, 2017 Compared to the Three Months Ended December 27, 2015

Revenues. In the three months ended January 1, 2017, revenues increased by $0.3 million or 9.4% from the respective prior period in fiscal year 2016 as set forth in the table below:

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	Three months ended
	(Millions)
Product Line	January 1, 2017	December 27, 2015	Variance	% Chg
Periscopes	$1.6	$1.6	$-	-
Sighting Systems	0.1	0.3	(0.2)	(66.7)
Other	0.3	0.3	-	-
Optical Systems - Richardson	2.0	2.2	(0.2)	(9.1)
Applied Optics Center - Dallas	1.5	1.0	0.5	50.0
Total Revenue	$3.5	$3.2	$0.3	9.4

Revenues increased on our periscope line remained flat during the three months ended January 1, 2017 as compared to the three months ended December 27, 2015. Our first quarter revenues were lower than expected, primarily as a result of delays in new contract awards into the first quarter of fiscal year 2017. We expect our periscope revenues to increase over prior year levels in the next quarter as deliveries begin on the periscope orders booked in November 2016.

Sighting systems revenues for the three months ending January 1, 2017 decreased by ($0.2) million or (66.7%) from revenues in the prior year period. Deliveries on our current backlog for DDAN sighting systems have been rescheduled for the second half of fiscal 2017 and into 2018 pending qualification testing on changes to the product configuration, receipt of long lead materials and export licensing.

Applied Optics Center revenue increased $0.5 million or 50% during the three months ended January 1, 2017 as compared to the three months ended December 27, 2015 primarily due to increased deliveries on commercial Nightforce optical assemblies. We are currently anticipating several new orders from multiple customers for additional filters to be delivered in the second half of fiscal year 2017. We expect the optical assembly revenues to increase steadily throughout the year, as we continue to ship against existing backlog and are anticipating new orders in the near term for delivery in the second half of 2017.

Revenue on Optex other product lines remained consistent with prior year levels. We expect revenues in the other product group to increase beginning in the second fiscal quarter of 2017 as we complete first article testing and begin production on collimator assembly units for orders received two U.S. military customers in 2016.

Gross Margin. The gross margin during the period ending January 1, 2017 was 22.0% of revenue as compared to a gross margin of 14.5% of revenue for the period ending December 27, 2015. Cost of sales remained flat at $2.7 million for the current period as compared to the prior year period on increased revenues of $0.3 million. The gross margin increased by $0.3 million in the current year period to $0.7 million as compared to the prior year period of $0.4 million. We attribute the improvement in gross margin to higher revenue combined with cost efficiency improvements and changes in product mix between the respective periods.

G&A Expenses. During the three months ended January 1, 2017, we recorded operating expenses of $0.8 million as opposed to $0.7 million, during the three months ended December 27, 2015, a net increase of $0.1 million. Increased general and administrative costs during the current year period were primarily driven by increases in executive bonus pay, stock compensation expenses and higher investor relations costs in the current year quarter as compared to the prior year quarter. We expect our total fiscal year 2017 general and administrative spending to approximate the spending in fiscal year 2016.

Operating Loss. During the three months ended January 1, 2017, we recorded an operating loss of ($0.1) million, as compared to an operating loss of ($0.2) million during the three months ended December 27, 2015. The $0.1 million decreased operating loss in the current year period over the prior year period is primarily due to increased gross margin on higher revenue, partially offset by increased general and administrative costs in the current year quarter as compared to the prior year quarter.

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Net Income (Loss) applicable to common shareholders. During the three months ended January 1, 2017, we recorded a net income applicable to common shareholders of $0.4 million as compared to net loss applicable to common shareholders of ($0.2) million during the three months ended December 27, 2015. The increase in net income is primarily attributable to recognition of a gain on changes in the fair value of warrant liabilities of $0.4 million combined with increased revenue and operating profit for the current year period as compared to the prior year period.

Liquidity and Capital Resources

As of January 1, 2017, Optex Systems Holdings had working capital of $8.4 million, as compared to $8.6 million as of October 2, 2016. During the three months ended January 1, 2017, the Company experienced a net income of $0.4 million and an increase of 9.4%, or $0.3 million in revenues to $3.5 million in the current year period as compared to $3.2 million in the prior year period ending December 27, 2015. Backlog as of January 1, 2017 has increased by $3.2 million or 26.7% to $15.2 million as compared to backlog of $12.0 million as of October 2, 2016.

On August 26, 2016, we consummated a public offering of 2,291,000 Class A units consisting of common stock and warrants and 400 Class B units consisting of shares of Series C convertible stock and warrants for a total gross purchase price of $4.8 million. The net cash proceeds of the offering were $4.2 million after underwriter expenses of $0.5 million. We used $0.3 million of the proceeds for offering expenses paid by Optex Systems Holdings and $1.7 million of the proceeds for the redemption of Series A and Series B preferred shares which were a condition of the offering. The remaining $2.2 million of funds will be used to fund working capital needs to support revenue growth and acquisitions.

The Company has historically funded its operations through working capital, convertible notes, preferred stock offerings and bank debt.  The Company's ability to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the Company's products. At January 1, 2017, the Company had approximately $2.1 million in cash and an outstanding payable balance of $0.3 million against our working line of credit.  The line of credit allows for borrowing up to a maximum of $2.2 million, which fluctuates based on our open accounts receivable balance. As of January 1, 2017 our outstanding accounts receivable was $1.9 million. The Company expects to continue to incur net losses into the next quarter of fiscal year 2017, but is anticipated net income for the second half of 2017 on significantly higher revenue projections.  Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company’s cost structure.  Our current backlog supports increased revenues in the second through fourth quarters of fiscal year 2017 over the first quarter levels. Management intends to manage operations commensurate with its level of working capital during the next twelve months; however, uneven revenue levels driven by changes in customer delivery demands, first article inspection requirements or other program delays could create a working capital shortfall.  In the event the Company does not successfully implement its ultimate business plan, certain assets may not be recoverable.

Cash Flows for the Period from October 2, 2016 through January 1, 2017

Cash and Cash Equivalents: As of January 1, 2017, we had cash and cash equivalents of $2.1 million which representing a decrease of ($0.5) million during the three months ended January 1, 2017.

Net Cash Used in Operating Activities. Net cash used in operating activities during the three months from October 2, 2016 to January 1, 2017 totaled ($0.4) million. The primary uses of cash during the period relate to an inventory increase of ($0.4) million in support of future deliveries.

Net Cash Used in Investing Activities. In the three months ended January 1, 2017, cash used in investing activities was ($0.1) million and primarily relates to the purchase of spectrophotometer equipment for use at the Applied Optics Center.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was zero during the three months ended January 1, 2017.

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Critical Policies and Accounting Pronouncements

Our significant accounting policies are fundamental to understanding our results of operations and financial condition. Some accounting policies require that we use estimates and assumptions that may affect the value of our assets or liabilities and financial results. These policies are described in “Critical Policies and Accounting Pronouncements” and Note 2 (Accounting Policies) to consolidated financial statements in our Annual Report on Form 10-K for the year ended October 2, 2016.

Cautionary Factors That May Affect Future Results

This Quarterly Report on Form 10-Q and other written reports and oral statements made from time to time by Optex Systems Holdings may contain so-called “forward-looking statements,” all of which are subject to risks and uncertainties. You can identify these forward-looking statements by their use of words such as “expects,” “plans,” “will,” “estimates,” “forecasts,” “projects” and other words of similar meaning. You can identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address Optex Systems Holdings’ growth strategy, financial results and product and development programs. You must carefully consider any such statement and should understand that many factors could cause actual results to differ from Optex Systems Holdings’ forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

Optex Systems Holdings does not assume the obligation to update any forward-looking statement. You should carefully evaluate such statements in light of factors described in this Form 10-Q. In various filings Optex Systems Holdings has identified important factors that could cause actual results to differ from expected or historic results. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete list of all potential risks or uncertainties.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by our Quarterly Report on Form 10-Q for the quarter ended January 1, 2017, management performed, with the participation of our Principal Executive Officer and Principal Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the report we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s forms, and that such information is accumulated and communicated to our management including our Principal Executive Officer and our Principal Financial Officer, to allow timely decisions regarding required disclosures. Based upon the evaluation described above, our Principal Executive Officer and our Principal Financial Officer concluded that, as of January 1, 2017, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

During the quarter ended January 1, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In response to restatement corrections for our initial accounting treatment of warrants issued in a public offering that resulted in an amendment to the Annual Report Form 10-K for fiscal year ending October 2, 2016, as filed on December 23, 2016, we have expanded our policies and procedures to address the initial review of, and subsequent accounting treatment for our existing outstanding warrants and any future issues of complex financial instruments in accordance with the appropriate GAAP accounting guidance for complex equity and debt transactions.

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PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

We are not aware of any material litigation pending or threatened against us.

Item 1A. Risk Factors

There have been no material changes in risk factors since the risk factors set forth in the Form 10-K filed for the year ended October 2, 2016.

Item 4. Mine Safety Disclosures

Not applicable.

Item 6. Exhibits

Exhibit
No.	Description
31.1 and 31.2	Certifications pursuant to Section 302 of Sarbanes Oxley Act of 2002
32.1 and 32.2	Certifications pursuant to Section 906 of Sarbanes Oxley Act of 2002

EX-101.INS	XBRL Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema Document
EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Extension Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTEX SYSTEMS HOLDINGS, INC.

Date: February 21, 2017	By:	/s/ Danny Schoening
Danny Schoening
Principal Executive Officer

OPTEX SYSTEMS HOLDINGS, INC.

Date: February 21, 2017	By:	/s/ Karen Hawkins
Karen Hawkins
Principal Financial Officer and
Principal Accounting Officer

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